Squire Patton Boggs (US) LLP 2000 Huntington Center 41 South High Street Columbus, Ohio 43215 O +1 614 365 2700 F +1 614 365 2499 squirepattonboggs.com

November 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attention: Jay Williamson

Re:	Oxford Resource Partners, LP

Preliminary Proxy Statement on Schedule

14A Filed October 24, 2014

File No. 001-34815

Supplemental Response Letter

Dated November 24, 2014

Dear Mr. Williamson:

On behalf of Oxford Resource Partners, LP (the “Partnership”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), made in a letter dated November 26, 2014, relating to the Partnership’s Preliminary Proxy Statement on Schedule 14A (File No. 001-34815) filed with the Commission on October 24, 2014 (the “Preliminary Proxy Statement”) and our related supplemental response letter dated November 24, 2014. The Partnership is concurrently filing via EDGAR Amendment No. 2 to the Preliminary Proxy Statement (“Amendment No. 2”) that is responsive to the Staff’s comments as described below.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Partnership’s response thereto. Capitalized terms not defined herein have the meanings given to them in Amendment No. 2.

Schedule 14A

1.	We partially reissue prior comment four from our letter dated November 21, 2014. Please separately disclose the proven and probable reserves being contributed (emphasis added).

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U.S. Securities and Exchange Commission November 28, 2014 Page -2-	Squire Patton Boggs (US) LLP

The Partnership acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 2 in this regard to reference the proven reserves being contributed. There are no probable reserves being contributed and so the reference to probable reserves has been removed. The Partnership has retained the disclosure as to historical production on an annual basis associated with these reserves.

2. We note your response to prior comments 2 and 3. While we have no further comment with respect to the amendments included in Proposal 1A and Proposal 1B, we continue to question whether some of the amendments included in Proposal 1C and described on pages 29 and 30 of the proxy statement need to be unbundled. Please provide a more detailed analysis as to the necessity of unbundling the amendments described in the last bullet point on page 29 (general partner merging the partnership into a newly-formed legal entity) and the first bullet point on page 30 (the legal venue relating to certain claims). In this regard, we note that whether these particular amendments will clarify and modernize the partnership agreement to be consistent with provisions contained in more recent partnership agreements for other master limited partnerships is not indicative of whether the changes are “inextricably intertwined.” In addition, we are unable to agree that these two particular amendments will merely serve to conform provisions in the partnership agreement to the changes described in the Partnership Agreement Amendment Proposals 1A and 1B.

The Partnership acknowledges the Staff’s comment and, having determined they are not material, has elected to remove the cited proposed amendments (the amendment pertaining to the general partner merging the partnership into a newly-formed legal entity and the amendment pertaining to the legal venue relating to certain claims) from the amended and restated limited partnership agreement in Amendment No. 2. Accordingly, the Partnership has also modified the disclosure in Amendment No. 2 to remove all reference to such amendments.

* * * * *

We appreciate the efforts of the Staff with respect to the Partnership’s preliminary proxy statement. The Partnership has attempted to satisfactorily resolve all of the comments of the Staff as described above.

Please advise us if we can provide any further information or assistance to facilitate completion of your review. Please direct any questions regarding this response letter to the undersigned at (614) 365-2759 or aaron.seamon@squirepb.com.

Very truly yours,

/s/ Aaron A. Seamon

cc:	Daniel M. Maher, Oxford Resource Partners, LP